Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

RECEIVED
2005 DEC 30 P 12:40

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Andrzej Kowalczyk (contact name) Executive Director Equity Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	28 December 2005	*No of sheets:*	*1*

SUPPL

Current report 60/2005

The Management Board of KGHM Polska Miedź S.A. announces that it has received, according to art. 160 of Act of the Trading in Financial Instruments dated 29 July 2005, information on the sale on 22 December 2005 by Józef Czyczerski - Member of the Supervisory Board of KGHM Polska Miedź S.A. - of 710 shares of KGHM Polska Miedź S.A. at the price of PLN 60.80 per share. These shares were sold as a result of ordinary transaction on the Warsaw Stock Exchange. This information was prepared in Lubin on 27 December 2005.

Legal basis: art. 160, sec. 4 of Act of the Trading in Financial Instruments dated 29 July 2005 (Journal of Laws from 2005 Nr 183, item 1538)

05013620

WICEPREZES ZARZĄDU
Robert Nowak

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

PROCESSED
DEC 30 2005

12/30

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	28 December 2005	*No of sheets:*	*1*

Current report 61/2005

The Management Board of KGHM Polska Miedź S.A. announces that on 27 December 2005 a contract was signed between KGHM Polska Miedź S.A. and Tele-Fonika Kable S.A., for the sale of 8 mm copper wire rod in 2006. The estimated value of revenues from sales in 2006 may vary within a range of appx. USD 336 385.0 thousand, i.e. appx. PLN 1 086 792.7 thousand to appx. USD 420 481.3 thousand, i.e. appx. PLN 1 358 490.9 thousand.
The value of revenues from sales was calculated based on copper prices on the London Metal Exchange dated 23 December 2005 and on PLN/USD exchange rates from the National Bank of Poland dated 27 December 2005, and on the degree to which options are used.
The criteria used for describing the contract as significant is that the estimated value of the contract exceeds 10% of the equity of KGHM Polska Miedź S.A.

Legal basis: § 5 sec. 1 point 3 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

WICEPREZES ZARZĄDU
Robert Nowak

DYREKTOR GENERALNY ds. Nadzoru Właścicielskiego i Relacji Inwestorskich
Andrzej Kowalczyk